CERTIFICATE OF AMENDMENT

OF THE AMENDED AND RESTATED

BY-LAWS OF

PLANTRONICS, INC.

The undersigned, being the Secretary of Plantronics, Inc., hereby certifies that Section 2 of Article 3 of the Amended and Restated By-laws of this corporation was amended effective January 14, 2005 by the Board of Directors to provide in its entirety as follows:

2. Number, Election and Term of Office

The authorized number of directors constituting the board of directors shall be from five (5) to nine (9). The exact number of directors shall be determined from time to time by resolution of the board of directors, provided the board of directors shall consist of at least one member. This Section 2 of this Article 3 may be changed by an amendment to these by-laws adopted by (a) the vote of 66-2/3% of the outstanding Common Stock of the corporation or (b) by a resolution of the board of directors adopted by the affirmative vote of at least 66-2/3% of such authorized number of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term expires. The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. The directors shall be elected in this manner at the annual meeting of the stockholders, except as provided in Section 4 of this Article 3. Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

This Certificate of Amendment of the Bylaws shall be effective as of January 14, 2005.

By:	/s/ Richard R. Pickard
Richard R. Pickard
Secretary